SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

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CNH GLOBAL N.V.

Form 6-K for the month of April 2010

List of Exhibits:

1.	News Release entitled, “CNH International Construction Equipment Unveils its New Organization”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

April 22, 2010

Press Release

CNH International Construction Equipment Unveils its New Organization

Lugano, Switzerland - April 22, 2010 - Within the framework of Bauma, the world’s largest and probably most important trade fair for the construction industry held between the 19 th and 25th of April in Munich, Germany, CNH International Construction Equipment announces its new organization aimed at strengthening the construction equipment operations in Africa, the Middle East and CIS, Asia and Oceania.

“We took the opportunity of this important show to present our latest products and the new construction organization aimed to support the business.” said Franco Fusignani, CNH International CEO, “Over the last months, we have been working to reinforce our dealer network and our organizational structure in order to increase the focus on the markets and customers. Today, we are officially disclosing the new organization that will serve our customers’ needs throughout our diverse markets”.

Franco Fusignani was named CEO of CNH International Construction operations in July 2009, in addition to his current responsibilities for the agricultural operations for Africa, the Middle East and CIS, Asia and Oceania markets.

Fusignani brought to his new role 40 years of experience in the Fiat Group. He has covered positions of increasing responsibility in industrial operations—truck, buses and engines—in Europe and Latin America, in agricultural and industrial construction equipment operations in Europe, Africa, Middle East and Asia, and as Senior Vice President for CNH Agricultural Industrial and Product Activity coordination worldwide. In 2007, he was appointed CEO of CNH International.

The new construction organization, developed on the basis of the experience gained with the agricultural one, has its head office in Switzerland and maintains two brands and two separate distribution networks – Case Construction Equipment and New Holland Construction—but with a structure finalized at further improving brand value and customer support.

Fabrizio Cepollina, VP Construction Equipment Commercial Operations, manages the construction brands, developing their commercial presence within CNH International markets. Before joining CNH International, Cepollina held various positions in sales and marketing and construction equipment commercial operations within CNH.

CNH International Construction Equipment aims to respond to the specific needs of its customers and partners operating in highly diversified geographical, political and economic areas. The company has structured itself specifically for countries with a strong growth potential, establishing new business models and creating an organization that is lean, efficient and extremely close to the areas in which it operates. Accordingly, it has developed hubs for each key area and focused on markets to try to better serve its customers’ needs. Hubs are based in Turkey, Russia, Ukraine, Uzbekistan, India, China and Australia, with offices in South Africa and Thailand. Activities related to sales, financial services, training and after-sales are present in the hubs to support the construction equipment businesses.

CNH’s current global manufacturing footprint includes a JV between Case Construction Equipment and L&T in India for the production of tractor loader backhoes and compactors. In addition, since March 2010, a new industrial JV has been operational in Russia for the manufacture of agricultural and construction machinery.

Commercial activities are supported by a strong network coverage composed of 59 distributors and 94 dealers for Case Construction Equipment, and 60 distributors and 87 dealers for New Holland Construction.

Through a comprehensive after sales services approach, that includes parts availability, technical assistance, training and financial services, CNH International is committed to effectively responding to its partners’ and customers’ every business need throughout the world. This also encompasses construction development projects, counseling activities and collaborations with governments, international organizations and academic institutions to assist local communities.

Fabrizio Cepollina, VP Construction Equipment Commercial Operations, commented: “We already achieved good results by end of 2009 in key-markets such as Australia, China and Asia Pacific area where we are leader in the skid steer loader and the tractor loader backhoe segment. In other areas, like Africa and the Middle East, despite market turbulence, we regained positive trends across various product segments. We expect to further improve our performance, along with our scope to provide the best service to the benefit of our customers”.

[end]

CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

For info and photos:

CNH International Press office

E-mail: international.ce.media@cnh.com

Tel. +39 0110086346

Fax +39 0110086731